Mail Stop 3561

July 27, 2006

By U.S. Mail

Mr. Robert Hoglund
Chief Financial Officer
Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003

Re: Consolidated Edison, Inc.
Form 10-K for the year ended December 31, 2005
Filed February 22, 2006
File No. 1-14514

Consolidated Edison Company of New York, Inc.
Form 10-K for the year ended December 31, 2005
Filed February 22, 2006
File No. 1-1217

Dear Mr. Hoglund:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant